VIA E-MAIL
Katherine Wray, Attorney Advisor
Office of Information Technology and Services
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:         Gold Standard Mining Company
Post-Effective Amendment to Form S-1
Filed November 22, 2017
File No. 333-217635

Dear Ms. Wray:

General

1.
You disclose that on November 15, 2017, you entered into an exchange agreement with Seven Hundred Seventy 7, Inc. (“777”) to exchange a total of 64,500,000 shares of your common stock in exchange for 100% of the issued and outstanding shares of 777, which reports total assets of $74 as of September 30, 2017.  Please tell us how this proposed transaction complies with Rule 419(e), which requires that a business to be acquired must have a fair value or net assets equal to 80% of the maximum proceeds of the offering.  In this regard, we note your disclosure that you raised $40,000 in your blank check offering.

The maximum proposed offering was $120,000 and thus the 80% threshold is $96,000.    Since the date of the financials, 777 has acquired mining property (certain mining assets, including certain real estate property known as Deluge Wash Mining Claims, comprised of 31.62 acres in Mohave County, AZ) as disclosed in the POS AM.  While recent valuations have not been done on the reserves, the purchase price under the purchase agreement is (At anytime during the first three (3) years of this Agreement, Lesee shall have the right to purchase 100% unencumbered interest in the Property for Ten Million Dollars ($10,000,000)).    Thus even given the deduction for the time value of the $, the value under GAAP will be set at the adjusted purchase prices which is well in excess of $96,000.

Sincerely,

/s/ Kim Southworth
Kim Southworth, President
Gold Standard Mining Company

cc:          Michael Foland, Law Clerk